Corporate Legal

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 86 80
Fax +41 58 858 86 89

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

04010001

SUPPL

Mail Stop 3-9

FILED S.E.C.
FEB 19 2004
1086

Zürich, February 18, 2004
Christian.wind@holcim.com

File N° 82-4093

PROCESSED
FEB 23 2004
THOMSON FINANCIAL

Dear Sirs,

Please find enclosed Appendix 1 (Fairness Opinion) to the English Translation of the Information Memorandum, dated February 13, 2004, sent to you on February 16, 2004.

Yours sincerely

U. Maag

Ursula Maag

dw 2/23

Encl.

File N° 82-4093

Santander Central Hispano

Board of Directors of Holcim Apasco, S.A. de C.V.
Audit Committee of Holcim Apasco, S.A. de C.V.

22 January 2004

Dear Sirs,

Holcim Group (hereinafter, "Holcim"), majority shareholder of Holcim Apasco, S.A. de C.V. (hereinafter, "Apasco" or "the Company"), has asked Santander Central Hispano Investment, S.A. (hereinafter, "SCHI") to issue, as an independent expert, a valuation report on Apasco and an opinion (hereinafter, "Fairness Opinion") on the reasonableness of the price offered for the Company's shares, in the context of a tender offer to ensure greater transparency and information. To that end, Holcim has requested to hand this opinion out to the Audit Committee and the Board of Directors of Apasco, so that, subsequently, Holcim or its subsidiaries may proceed as necessary before the Comisión Nacional Bancaria y de Valores [National Bank & Securities Commission] (hereinafter, "CNBV") with the aim of carrying out the tender offer to deregister the shares from the National Register of Securities and subsequently delist them from Bolsa Mexicana de Valores, S.A. de C.V. (hereinafter, the "Stock Market").

As part of its investment banking activities, SCHI performs valuations of companies and their shares and securities in the context of mergers and acquisitions, tender offers, counterbids, distribution in secondary markets of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

To perform the valuation, we considered the criteria established in the applicable legislation, including the General Rules Applicable to the Acquisition of Shares that must be disclosed, the General Rules Applicable to Tender Offers, and the General Provisions Applicable to Securities Issuers and Other Securities Market Participants. SCHI used valuation criteria and methods that are generally accepted and recognized by Mexico's financial community, such as discounted cash flow, multiples of comparable listed companies, and multiples of similar transactions. To perform its analysis, SCHI used the financial information and other public information available on Apasco, including Apasco's annual reports from the 1999-2002 period, management and operational information from the 1999-2002 period, information from the third quarter of 2003, the latest estimate of the income statement and balance sheet available for 2003 year-end, and the Company's 2003-07 financial plan. To perform its analysis, SCHI also used reports from analysts covering the sector, press reports, information available in the Stock Market such as prospectuses, significant disclosures and quarterly results, as well as other information and studies about Apasco.

Although SCHI did not make an independent verification, SCHI assumes the sufficiency, correctness and exhaustiveness of all the financial information and other information received and examined. Consequently, SCHI does not make, and should not be understood as making, any statement or warranty, expressly or tacitly, on the veracity, correctness, sufficiency or accuracy of the information provided for the purposes of the opinion contained in this document. Neither SCHI nor any of its subsidiaries, associated undertakings, directors, members, managers, advisors or employees shall be liable (in tort or otherwise) for lack of veracity, accuracy and sufficiency or for any loss, damage, injury, harm or claim arising from any use of this document or its content or otherwise arising in connection with the same.

Santander Central Hispano

In the issuing of this document, SCHI has not held any meetings with the auditors of Apasco, nor made any valuation or appraisal of assets or liabilities, nor carried out any verification or evaluation of the possible impact or contingencies which may affect the Company or arise from the tender offer.

Accordingly, within the undertaken wide valuation exercise, SCHI assumes that the projections established in the Financial Plan and other Information provided reflect the best estimates and analyses currently available regarding the Company, and that these estimates will foreseeably be achieved in the term and for the amounts envisaged.

Notwithstanding the foregoing, the valuation report and analysis of the value of the Company's shares and, consequently, SCHI's opinion, are necessarily based on economic, market, administrative and other conditions, as well as on the information provided, to date. Therefore, although the opinions given in this document come from sources considered to be reliable, they are based on a series of assumptions and projections which may or may not be fulfilled.

Finally, it is important to note that for the purposes of considering the value of Apasco and of its shares, SCHI took into consideration, in addition to the factors mentioned above, Holcim's stated intention that, in order to encourage the sale of Apasco's shares in the tender offer, the price offered includes an amount equivalent to a dividend which, although it has not been declared and is not expected to be declared by Apasco's Shareholders' Meeting, is consistent with the Company's dividend history in previous years.

This document may be presented to the CNBV or be disclosed among investors, as Holcim considers appropriate.

The Apasco valuation report and SCHI's published opinion as an independent expert do not constitute a recommendation on whether or not Holcim or its subsidiaries should file the tender offer, or whether Apasco's minority shareholders should accept the offer.

The analysis of the valuation and value of Apasco's shares may become obsolete after a time due to changes in current market trends or at the Company itself caused either by currently unknown events or by a shift in investor interest away from the sector.

Holcim has informed SCHI of its intention to carry out a tender offer, through a subsidiary, subject to the appropriate authorisations and approvals, at a price of US$ 10.20 Dollars per Apasco share, which compared to the best estimate value per share determined by SCHI, as independent consultant, is considered to be a fair price and to safeguard minority shareholders' interests.

Yours faithfully,

Santander Central Hispano Investment, S.A.

p.p.
Mr. Luis Sancho Ferrán
Executive Director